UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Napster, Inc.

(Name of Subject Company (Issuer))

Puma Cat Acquisition Corp.

a wholly-owned subsidiary of

Best Buy Co., Inc.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 per Share

 (Title of Class of Securities)

630797108

(CUSIP Number of Class of Securities)

Joseph M. Joyce

Best Buy Co., Inc.

7601 Penn Avenue South

Richfield, MN 55423

(612) 291-1000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

Copy To:

John R. Houston, Esq.

Robins, Kaplan, Miller & Ciresi L.L.P.

2800 LaSalle Plaza, 800 LaSalle Avenue

Minneapolis, MN 55402

(612) 349-8500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$127,186,169.15	$4,998.42

*

Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 47,922,611 outstanding shares of Issuer common stock, par value $0.001 per share, at a price of $2.65 per share (including shares issued pursuant to restricted stock awards) at an aggregate purchase price of $126,994,919.15; and an aggregate of $191,250.00, representing the difference between the $2.65 per share payable per share of common stock in the offer and the exercise price of all in-the-money options that are vested or will vest on or prior to the scheduled expiration date of the offer contemplated by this Schedule TO.  The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2008 issued by the Securities and Exchange Commission on December 27, 2007, equals $39.30 per $1 million of the transaction value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,998.42
Form or Registration No.: Schedule TO
Filing Party: Puma Cat Acquisition Corp. and Best Buy Co., Inc.
Date Filed: September 26, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 4 TO SCHEDULE TO

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 26, 2008, as amended by Amendment No. 1, filed with the SEC on October 2, 2008; Amendment No. 2, filed with the SEC on October 10, 2008; and Amendment No. 3, filed with the SEC on October 14, 2008 (collectively, the “Schedule TO”).  The Schedule TO relates to the offer by Puma Cat Acquisition Corp., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Best Buy Co., Inc., a Minnesota corporation (“Best Buy”), to purchase all outstanding shares of common stock, par value $0.001 per share, and the stock purchase rights associated with such shares (collectively, the “Shares”), of Napster, Inc., a Delaware corporation (“Napster”), at a purchase price of $2.65 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 26, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.   Capitalized terms used and not otherwise defined in this Amendment No. 4 have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 4, 8 and 11.	Summary Term Sheet; Terms of the Transaction; Interest in Securities of the Subject Company; Additional Information.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented as follows:

“At 12:00 midnight, Eastern Time, at the end of Friday, October 24, 2008, the Offer expired.  Based on information provided by the Depositary, a total of 39,301,255 Shares, representing approximately 83.3% of the outstanding Shares (including Shares tendered through guaranteed delivery procedures), were validly tendered and not withdrawn prior to the Expiration Date.  Purchaser accepted for purchase all Shares validly tendered and not withdrawn in accordance with the terms of the Offer and will promptly pay for such Shares.  Best Buy also announced that Purchaser has extended the Offer in order to solicit additional Shares for tender in the Offer.  The Subsequent Offering Period for all of the remaining outstanding and untendered Shares will commence at 9:00 a.m., Eastern Time, on Monday, October 27, 2008.  Subject to the terms and conditions of the Offer to Purchase, Napster stockholders tendering Shares during the Subsequent Offering Period will receive $2.65 in cash, without interest, for each Share tendered, which is the same amount paid to holders of Shares who tendered Shares in the Offer.  Shares properly tendered during the Subsequent Offering Period will be accepted as they are tendered and paid for promptly.  The expiration date of the Subsequent Offering Period is 12:00 midnight, Eastern Time, at the end of Wednesday, October 29, 2008.  Procedures for tendering Shares during the Subsequent Offering Period are the same as during the initial offering period with two exceptions:  (1) Shares cannot be delivered by the guaranteed delivery procedure, and (2) Shares tendered during the Subsequent Offering Period may not be withdrawn.”

A copy of the October 27, 2008 press release issued by Best Buy announcing the expiration of the Offer, the acceptance for payment of the Shares validly tendered and not withdrawn during the Offer, and the commencement of the Subsequent Offering Period is attached as Exhibit (a)(1)(K) hereto and is incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

“(a)(1)(K)       Press release issued by Best Buy on October 27, 2008 (filed herewith)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PUMA CAT ACQUISITION CORP.

By:	/s/ Todd G. Hartman
Name:	Todd G. Hartman
Its:	Vice President

BEST BUY CO., INC.

By:	/s/ Susan S. Grafton
Name:	Susan S. Grafton
Its:	Vice President, Controller and Chief Accounting Officer

Dated: October 27, 2008

EXHIBIT INDEX

(a)(1)(K)	Press release issued by Best Buy on October 27, 2008 (filed herewith)